UBS RMA Money Fund Inc.

1285 Avenue of the Americas

New York, New York 10019-6028

September 8, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentleman:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that UBS RMA Money Fund Inc. has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended June 30, 2015, which was filed with the U.S. Securities and Exchange Commission on September 8, 2015.

Very truly yours,

UBS RMA Money Fund Inc.

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Vice President and Treasurer